SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 2)*

	Fred Meyer, Inc.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	59309810
	_________________________
	(CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d - 7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))




CUSIP No.  59309810     13G
          __________

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [   ]  Not applicable
(b)  [   ]  Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation

				5.	SOLE VOTING POWER
						2,897,568
(reduced as of the date hereof as a result of loans of Shares made by the Reporting Person.  Under the terms of the securities loan agreement, the Reporting Person does not have voting power with respect to loaned Shares for the term of the loan.  The number of Shares lent (4,400,000 as of the date hereof) may be increased, subject to an initial maximum of 4,585,188 and an ultimate maximum of  5,750,000  Shares.  All such amounts are subject to antidilution adjustment.)
	NUMBER OF		6.	SHARED VOTING POWER
	SHARES				- 0 -
	BENEFICIALLY	7.	SOLE DISPOSITIVE POWER
	OWNED BY EACH			7,297,568
	REPORTING		8.	SHARED DISPOSITIVE POWER
	PERSON WITH			- 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
				7,297,568
(All shares included in these totals were acquired for the
benefit of the Reporting Person by certain of its affiliated Investment Advisers, who are registered under Section 203 of the Investment Advisers Act. These Investment Advisers follow independent investment decision-making processes and have sole voting and/or dispositive power over such securities.)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		8.29%
12.	TYPE OF REPORTING PERSON*
	IC


SCHEDULE 13G

Item 1 (a).  Name of Issuer
	Fred Meyer, Inc.

Item 1 (b).  Address of Issuer's Principal Office:
	3800 S.E. 22nd Avenue
	Portland, OR  97202

Item 2(a).  Name of Person Filing
	Metropolitan Life Insurance Company
	By Jane C. Weinberg, Associate General Counsel

Item 2(b).  Address of Principal Business Office
	One Madison Avenue
	New York, New York 10010

Item 2(c).  Citizenship
	A New York corporation

Item 2(d).  Title of Class of Securities
	Common Stock

Item 2(e).  CUSIP Number
	59309810

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a) [ ]	Broker or Dealer registered under Section 15 of the
Act.
	(b) [ ]	Bank as defined in Section 3 (a) (6) of the Act.
	(c) [X]	Insurance Company as defined in Section 3 (a) (19)
of the Act.
	(d) [ ]	Investment Company registered under Section 8 of
the Investment Company Act.
	(e) [ ]	Investment Adviser registered under Section 203 of
the Investment Advisers Act of 1940.
	(f) [ ]	Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
	(g) [ ]	Parent Holding Company, in accordance with Section
240.13d-1(b) (ii) (G) (Note: See Item 7).
	(h) [ ]	Group, in accordance with Section 240.13d-1 (b)
(1) (ii) (H)


SCHEDULE 13G

Item	 4.	Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  7,297,568

	(b)	Percent of Class:  8.29%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or to direct the
			vote:  2,897,568
		(ii)	shared power to vote or to direct the
			vote:  -0-
		(iii)	sole power to dispose or to direct the
			disposition of:  7,297,568
		(iv)	shared power to dispose or to direct
			the disposition of:  -0-

Item	5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   	Ownership of More than Five Percent on Behalf of
Another Person: Not applicable


SCHEDULE 13G

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the
Group:	Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:	February 11, 1998


	Signature:	_____________________
		Jane C. Weinberg
		Associate General Counsel